International Headquarters
3300 Hyland Avenue Costa Mesa, CA 92626
714.545.0100 FAX 714.641.7276
www.valeant.com
October 27, 2006
Ms. Vanessa Robertson
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Via Edgar

Re:	Valeant Pharmaceuticals International Item 4.02 Form 8-K Filed October 23, 2006 File No. 001-11397
Dear Ms. Robertson:
     Set forth are the responses of Valeant Pharmaceuticals International (the “Company”) to the letter from the Staff of the Securities and Exchange Commission (the “Staff”), dated October 23, 2006 relating to the Form 8-K of the Company filed on October 23, 2006 (the “Form 8-K”). For ease of reference, we have reproduced below the relevant comments of the Staff, and have included under each such comment the Company’s response.
     The Company acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
1.	Please revise your disclosure to clarify which prior periods you plan to restate and which reports will be amended.
     The Company supplementally advises the Staff that the special committee of independent directors reviewing the Company’s options grant practices preliminarily reported to the Company’s board of directors that significant errors in accounting for options grants were identified with respect to 1997, 2001 and 2002, and as a result, it appeared that financial statements for those periods will need to be restated and it is likely that subsequent years will need to be restated. Based on this preliminary report, the board of directors determined that investors should be advised that financial statements for and after 1997 should no longer be relied upon. As disclosed in the Form 8-K, because the special committee has not completed its review, the Company has not yet determined what periods beyond these will ultimately be affected and which reports will be amended.
     The Company believes that the disclosure in the Form 8-K accurately conveys the current determinations of the board of directors based on the preliminary report of the special committee with respect to its ongoing review, and complies with the requirements of Item 4.02(a). Accordingly, the Company does not believe that additional disclosure is appropriate at this time.
2.	We note your disclosure that you intend to file restated financial statements as soon as practicable. Please provide us with additional information so that we can understand the timing of when you anticipate filing the amended reports.
     The special committee is still conducting its review, and the Company cannot be certain as to when that review will be completed. However, based on conversations with counsel to the special committee, the Company is targeting completion by the end of this year. Because the special committee has not completed its review and audits have not been completed, the Company cannot provide assurance as to the date on which amended filings will be completed.
3.	Please tell us whether you have reconsidered, in accordance with Item 307 of Regulation S-K, the adequacy of your previous assertions in your December 31, 2005 Form 10-K regarding your disclosure controls and disclosure controls and procedures.
     As the preliminary report of the special committee has just been received and the special committee’s review is continuing, the Company has not yet addressed the adequacy of the previous assertions in its December 31, 2005 Form 10-K regarding disclosure controls and procedures. The Company would expect to address this matter at an appropriate time in connection with the filing of any amended Form 10-K for the year ending December 31, 2005.
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     If you have any questions or comments concerning the matters discussed above, please call me at (714) 545-0100, ext. 3062.

Sincerely,
/s/ Bary G. Bailey
Bary G. Bailey
Executive Vice President Chief Financial Officer